Exhibit 21.1

Air Transport Services Group, Inc.

List of Significant Subsidiaries

December 31, 2009

1.	ABX Air, Inc., a Delaware Corporation

2.	ABX Material Services, Inc., an Ohio Corporation

3.	ABX Cargo Services, Inc., an Ohio Corporation

4.	Cargo Holdings International, Inc., a Florida Corporation

5.	Capital Cargo International Airlines, Inc., a Florida Corporation

6.	Air Transport International Limited Liability Company, a Nevada Limited Liability Company

7.	Cargo Aircraft Management, Inc., a Florida Corporation

8.	LGSTX Fuel, Inc., a Florida Corporation

9.	Airborne Maintenance and Engineering Services, Inc., a Delaware Corporation